# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Semnur Pharmaceuticals, Inc., CIK 0001913577
CUSIP: 81686G113
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 960 San Antonio Road, Palo Alto, California (CA), 94303
Date of event which requires filing of this statement: 06/15/2026
Filed by CIK 0001820190
Persons authorized to receive notices and communications: Henry Ji, CEO and President, 960 San Antonio Road, Palo Alto, California (CA), 94303, (650) 516-4310

## Reporting persons
- Scilex Holding Company (CIK 0001820190): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 500,000; shared voting power 181,020,112; sole dispositive power 500,000; shared dispositive power 181,020,112; aggregate amount beneficially owned 181,520,112 (78.85% of the class)
  Comment: Note to Rows 7 and 9: Comprised of the following shares of common stock, par value $0.0001 per share ("Common Stock"), of Semnur Pharmaceuticals, Inc. (f/k/a Denali Capital Acquisition Corp.) (the "Issuer"): (i) 542,361 shares issued pursuant to the Business Combination (as defined below) upon the exchange of 5,423,606 shares of Series A Preferred Stock of Old Semnur (as defined below), (ii) 500,000 shares purchased by SHC (as defined below) prior to the Business Combination, and (iii) 12,488 shares issued upon conversion of the SHC Convertible Promissory Note (as defined below) upon the consummation of the Business Combination. Subsequent to the consummation of the Business Combination, SHC transferred 554,849 shares of the Issuer's Common Stock to a third party. The beneficial ownership reported in these rows does not reflect the 5,423,606 shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer ("Series A Preferred Stock") held by SHC, representing 100% of the outstanding shares of Series A Preferred Stock, which are entitled to vote, together with the holders of Common Stock, and not separately as a class, on an as converted to Common Stock basis on all matters on which the holders of shares of Common Stock have the right to vote (with the number of votes being determined by dividing the stated value (as determined under the Issuer's Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on September 22, 2025 (the "Certificate of Designations")) by $10.00) because such shares of Series A Preferred Stock are not convertible into Common Stock.
  
  Note to Rows 8 and 10: Comprised of (i) 174,770,112 shares of Common Stock held by Scilex, Inc., a wholly owned subsidiary of Scilex Holding Company ("SHC") and (ii) 6,250,000 shares of Common Stock held by Scilex Bio, Inc., a majority owned subsidiary of SHC, each of which entities share voting and dispositive power over the shares held by it with SHC.
  
  Note to Row 11: Comprised of the shares of Common Stock referenced in Rows 7 through 10.
  
  Note to Row 13: Percent of class beneficially owned is calculated based on 230,209,142 shares of Common Stock outstanding as of April 25, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 13, 2026. The aggregate voting power of the shares of Common Stock beneficially owned by SHC and referenced in rows 7 through 10 together with 5,423,606 shares of Series A Preferred Stock held by SHC represent 79.34% of total voting power of the Issuer based on 230,209,142 shares of Common Stock and 5,423,606 shares of Series A Preferred Stock outstanding as of April 25, 2026.
- Scilex, Inc. (CIK 0002084647): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 174,770,112; sole dispositive power 0; shared dispositive power 174,770,112; aggregate amount beneficially owned 174,770,112 (75.92% of the class)
  Comment: Note to Rows 8 and 10: Comprised of 174,770,112 shares of Common Stock held by Scilex, Inc., a wholly owned subsidiary of SHC, with which it shares voting and dispositive power over these shares.
  
  Note to Row 13: Percent of class beneficially owned is calculated based on 230,209,142 shares of Common Stock outstanding as of April 25, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Semnur Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 960 San Antonio Road, Palo Alto, California (CA), 94303
Comment: EXPLANATORY NOTE: This Amendment No. 2 (this "Amendment") to the Schedule 13D (the "Initial 13D") relating to Semnur Pharmaceuticals, Inc. (the "Issuer"), filed by the Reporting Persons identified herein with the Securities and Exchange Commission (the "SEC") on September 26, 2025, as amended by Amendment No. 1 to the Initial 13D filed on October 14, 2025 (such amendment together with the Initial 13D, the "Schedule 13D"), amends and supplements certain of the items set forth therein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 15, 2026, SHC and/or its subsidiaries distributed 7,034,737 shares of the Issuer's Common Stock as a dividend to holders of Scilex common stock and other eligible equity securities as of the record date of June 1, 2026 in connection with SHC's board-approved dividend declared on May 22, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented as follows:
Each of the Reporting Persons is deemed to be the beneficial owner of 174,770,112.00 shares of Common Stock held directly by Scilex, Inc. Additionally, SHC is deemed to be the beneficial owner of an additional 6,750,000 shares of Common Stock comprised of: (i) 500,000 shares of Common Stock held by SHC and (ii) 6,250,000 shares of Common Stock held by Scilex Bio.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 on the cover page of this Schedule 13D for each Reporting Person is incorporated herein by reference in its entirety.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock in the sixty days preceding the filing of this Amendment.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Scilex Holding Company: /s/ Henry Ji, Henry Ji, CEO and President (06/26/2026)
- Scilex, Inc.: /s/ Henry Ji, Henry Ji, CEO (06/26/2026)